FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of September 2006
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

MEDIA RELEASE



Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Fa +27 11 484-0639
www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz
Tel   +27 11 644-2460
Fax   +27 11 484-0639
williej@goldfields.co.za

Nerina Bodasing
Tel   +27 11 644-2630
Fax   +27 11 484-0639
Nerina.bodasing@goldfields.co.za

North America

Cheryl A Martin
Tel   +1 303 796-8683
Fax   +1 303 796-8293
camartin@gfexpl.com

Gold Fields to acquire 50% of South Deep from Barrick, increase its stake in Western Areas to 34.7% with an option to go to 41%, and to make a general offer to Western Areas Shareholders.

Johannesburg, September 11, 2006. Gold Fields Limited (Gold Fields) (NYSE - GFI; JSE - GFI) is pleased to announce three separate transactions, collectively worth more than US$2.5 billion, which will significantly increase Gold Fields' interest in the South Deep Gold Mine in South Africa. South Deep is one of the most important developing gold mines in the world, with reserves of 29.3 million ounces contained in a resource of 67 million ounces.

The three transactions are as follows:

- Gold Fields and Barrick Gold Corporation (Barrick) have reached agreement for Gold Fields to acquire the 50% stake owned by Barrick in the developing South Deep gold mine;
- Gold Fields has undertaken to make a general offer to Western Areas Limited (Western Areas) shareholders to acquire all of the outstanding shares in Western Areas which Gold Fields does not yet own. Western Areas' largest asset is its 50% interest in South Deep; and
- In support of the above offer, Gold Fields and JCI Limited (JCI) have reached agreement for Gold Fields to acquire 27 million Western Areas shares from JCI, which will increase the Gold Fields stake in Western Areas to 34.7%. The parties have further agreed to a reciprocal call and put option that could see Gold Fields increase its stake in Western Areas further to 41%.

South Deep is currently owned and operated through the Barrick Gold – Western Areas Joint Venture, an unincorporated entity in which Barrick and Western Areas each hold an interest of 50%.

Ian Cockerill, the Chief Executive Officer of Gold Fields, said:

"South Deep fits naturally with the Gold Fields portfolio of high quality, long life assets."

"South Deep is one of the most significant developing ore bodies in the world. It makes commercial and operational sense for it to be in the Gold Fields stable and, in particular, to be operated as a single unit with our adjacent Kloof Gold Mine."

Directors: A J Wright (Chairman), I D Cockerill[†] (Chief Executive Officer),K Ansah[#], G J Gerwel, A Grigorian[°], N J Holland[†] (Chief Financial Officer), J M McMahon[†], J G Hopwood, D M J Ncube, R L Pennant-Rea[†], P J Ryan, T M G Sexwale, C I von Christierson
[†]British, [#]Ghanaian, [°]Russian
Corporate Secretary: C Farrel

"Including the recently announced extensions to Kloof and Driefontein gold mines, Gold Fields has now committed more than R25 billion to growth projects in South Africa, providing Gold Fields with a solid foundation from which to pursue its existing commitment to international growth."

"While the price of approximately US$104 per reserve ounce that Gold Fields is paying for South Deep is competitive, the total consideration payable for South Deep is fair to all parties."

The salient features of the three separate transactions, which are not interdependent, are as follows:

Gold Fields / Barrick

Gold Fields has entered into an agreement with Barrick to acquire, for a total consideration of US$1.525 billion, the entire issued share capital of Barrick Gold South Africa (Pty) Limited (BGSA), which holds a 50% interest in the Barrick Gold – Western Areas Joint Venture. Barrick has advised Gold Fields that Western Areas has elected not to exercise its pre-emptive rights in respect of this transaction, as provided for in the Joint Venture Agreement.

Of the total consideration payable, US$1.2 billion will be paid in cash for which Gold Fields has secured an off-shore debt facility. The remaining US$325 million will be discharged through the issue of such number of Gold Fields shares as is obtained by dividing the US$325 million consideration by the volume weighted average ADR price on the New York Stock Exchange for the five trading days preceding the closing of the transaction.

The transaction is subject to certain regulatory approvals, including the granting of the requisite approvals by the JSE and the Competition Authorities in South Africa.

Gold Fields / Western Areas

After consultation with the Board of Directors of Western Areas, Gold Fields has undertaken to make an offer to acquire the entire issued share capital of Western Areas, other than those shares already owned by Gold Fields. Gold Fields currently owns 18% of the issued share capital of Western Areas.

The Offer will be implemented by way of a general offer in terms of section 440 *et seq* of the Companies Act (Act 61 of 1973) as amended, to which there will be no condition as to a minimum level of acceptances.

Should Gold Fields deem it appropriate, it may, subject to the approval of the Western Areas Board, implement the Offer by way of a scheme of arrangement in terms of section 311 of the Act.

If the offer is accepted by all Western Areas shareholders, Gold Fields will own the entire share capital of Western Areas and it is intended that the listing of the ordinary shares in Western Areas on the JSE Limited will be terminated.

In terms of the offer, Western Areas shareholders will receive 35 ordinary shares of Gold Fields for every 100 Western Areas shares tendered into the offer. Based on the closing price of Gold Fields shares on 7 September 2006, namely R150.20 per share, this represents a value of R52.57 per Western Areas share. The consideration represents a premium of 16.8% to the closing price of Western Areas on 7 September 2006. This consideration is based on the amount payable by Gold Fields for BGSA's 50% interest in South Deep, adjusted for the additional assets and liabilities of Western Areas.

The transaction is subject to certain regulatory approvals, including the granting of the requisite approvals by the JSE and the Competition Authorities in South Africa.

Gold Fields / JCI

In support of Gold Fields' offer to Western Areas shareholders, Gold Fields has reached agreement with JCI, in terms of which Gold Fields will acquire 27 million Western Areas shares owned by JCI.

This will increase the Gold Fields stake in Western Areas from the current level of 18% to 34.7%.

JCI shareholders will receive 35 ordinary Gold Fields shares for every 100 Western Areas shares held by JCI. Based on the closing price of Gold Fields shares on 7 September 2006, namely R150.20 per share, this represents a value of R52.57 per Western Areas share, which consideration represents a premium of 16.8% to the closing price of Western Areas shares on 7 September 2006. JCI has agreed not to dispose of any Gold Fields shares it receives pursuant to the JCI Transaction until five days after the Offer has become unconditional.

In addition, JCI has granted Gold Fields a call option and JCI has been granted a put option, subject to certain restrictions, in respect of the balance of a further 9.96 million Western Areas shares held by JCI for a 90-day period after implementation of the abovementioned transaction. Should the call or put options be exercised by either party, Gold Fields' interest in Western Areas would increase by 9.96 million shares to approximately 41% of the issued share capital of Western Areas. No option premiums are payable in respect of the call or put options.

This transaction is subject to approval by a simple majority of JCI shareholders in a general meeting which will be held on or before 15 November 2006.

The Board of Directors of JCI support the transaction and has undertaken to recommend it to JCI's shareholders. To this end Gold Fields has secured irrevocable undertakings of support for the transaction from JCI shareholders holding approximately 50% of JCI's shares entitled to vote at a general meeting of shareholders.

In addition to the undertakings noted above, Allan Gray Limited has irrevocably undertaken to recommend to its clients holding JCI shares representing approximately 13% of the votes exercisable at a JCI general meeting, to vote in favour of the aforementioned transactions.

Further announcements setting out the financial effects of the transactions on the shareholders of Gold Fields and Western Areas respectively, and the salient dates and times of the various transactions, will be made in due course.

The Gold Fields' shares have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States except in a transaction that is registered under such Act or pursuant to an exemption from the registration requirements thereof. There will be no public offering of securities in the United States.

Gold Fields is one of the world's largest unhedged gold producers, with annual gold production of approximately 4.2 million ounces from mines in South Africa, Ghana, Australia and Venezuela, as well as a developing mine at Cerro Corona in Peru. The Company has ore reserves of 65 million ounces and mineral resources of 179 million ounces. Gold Fields has its primary listing on the Johannesburg Securities Exchange and secondary listings on the NYSE, LSE, Euronext in Paris and Brussels, and on the Swiss Exchange. All of Gold Fields' operations are ISO 14001 certified.

ends

INVITATION TO MARKET PRESENTATION AND
NOTIFICATION OF GLOBAL TELECONFERENCE
<u>11 September 2006</u>

You are invited to attend a presentation, hosted by Ian Cockerill, CEO of Gold Fields to discuss South Deep.

Venue: 24 St Andrews Road, Parktown, Johannesburg
Time: 12:00

The presentation will also be available, through a simultaneous live audio webcast, at our website,

www.goldfields.co.za.

The link for the webcast is as follows:
http://www.antfarm.co.za/goldfields/20060911

If you have any queries, please contact:

Gold Fields, Francie Whitley   +27 (0) 11 644 2505
Brunswick, Adri Ackerman   +27 (0) 11 268 5750

<u>GLOBAL TELECONFERENCE – 11 September 2006</u>

For Johannesburg: 16:30
For United Kingdom: 15:30 hours GMT
For Europe: 16:30 hours, European time
For North America: 10:30 a.m., Eastern time

You are invited to dial in to a teleconference, hosted by Ian Cockerill, CEO of Gold Fields to discuss South Deep.

<u>Dial in numbers:</u>

South Africa toll-free: 0800 200 648
UK toll-free: 0800 917 7042
US toll-free: 1 800 860 2442
Europe and other toll-free: + 800 246 78 700

South Africa and international toll: + 27 11 535 3600
US toll: 1 412 858 4600
Europe and other toll: + 41 91 61 05 600

The teleconference will be recorded and playback will be available for 72 hours via the website :
www.goldfields.co.za

Playback details are as follows:
South Africa and international toll: + 27 11 305 2030
UK toll: 0808 234 6771
US toll: 1 412 317 0088
Europe and other toll: + 41 91 612 4330

Dial in code: 391106#

If you have any queries, please contact:

Gold Fields, Francie Whitley +27 (0) 11 644 2505   **Brunswick**, Adri Ackerman +27 (0) 11 268 575

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 11 September 2006

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs